Qutoutiao Inc.

Building No. 8, Shanghai Pudong Software Park

519 Yi De Road, Pudong New Area

Shanghai 200124

People’s Republic of China

March 11, 2021

VIA EDGAR

Mr. Morgan Youngwood

Mr. Stephen Krikorian

Office of Technology
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qutoutiao Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 File No. 001-38644

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 12, 2021 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”) of Qutoutiao Inc. (the “Company”).

We set forth below our response to the comment contained in the Staff’s letter. For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the Form 20-F.

*****

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Financial Statements

Note 21. Related Party transactions, page F-59

1. In order to help us better understand your responses to prior comment 3, please clarify why the related party receivable balance as of September 30, 2020 appears to be greater than the amount of related party revenue recognized during the nine months ending September 30, 2020. Indicate whether collections have been made in accordance with the payment terms. Further, tell us the amount of cash collections received on revenue recognized during the year 2020 and their payment terms. You state in your August 10, 2020 response letter that "As of December 31, 2019, the amounts due from the related parties was RMB278.2 million and as of June 30, 2020, RMB120.0 million of these receivables balance has been collected". Please update this statement to indicate whether that balance was fully collected as of December 31, 2020. Please indicate whether the controlled company’s financial condition and their ability to repay their debt has changed as a result of the impact of COVID-19 on their respective businesses and underlying customers. Describe how you concluded that the collectability of the consideration is probable for revenue recognized during the year ended December 31, 2020. We refer you ASC 606-10-25-1(e). Confirm that settlement of the outstanding receivable balances is in the form of cash and tell us whether your related party receivable balance has been offset with costs charged from related parties. In addition, please provide us with an aging analysis of your accounts receivables and amounts due from related parties as of September 30, 2020.

The Company respectfully advises the Staff that the related parties receivable balance as of September 30, 2020 appears to be greater than the amount of related party revenues recognized during the nine months ended September 30, 2020 because the receivables for services rendered in the fourth quarter of 2019 had payment terms of nine to twelve months and were not due and not fully collected as of September 30, 2020.

The Company would like to clarify to the Staff that RMB262.2 million out of the RMB278.2 million of amounts due from related parties as of December 31, 2019 pertains to accounts receivable for revenues generated from related parties, whereas the remaining RMB15.7 million is a fee that the Company prepaid to a related party to place advertisements on the related party’s platform on behalf of its customers. The RMB15.7 million was fully settled in 2020 as the advertisement services were provided. Out of the accounts receivable from related parties of RMB262.2 million, a total of RMB160 million has been collected as of December 31, 2020 (amounts of RMB60 million, RMB60 million and RMB40 million were collected during the first, second and fourth quarter of 2020, respectively); and the remaining RMB102.2 million was collected during the first quarter of 2021. Although the receivables of RMB102.2 million were settled after the due date, as these companies are under the common control of the founder and they have demonstrated an ability to continuously pay off their balances, the Company did not view this delay in payment as a sign of collectability risk.

For the revenue recognized in 2020, payments have not been received as the balances as of December 31, 2020 are still within the nine to twelve-month payment terms granted and are expected to be settled within the granted terms.

The detailed aging of the third-party and related party accounts receivables as of September 30, 2020 and December 31, 2020 are as follows:

The Company respectfully confirms to the Staff that the settlement of the outstanding receivable balances has been and will continue to be in the form of cash and the related party receivable balance has not been offset with costs charged from related parties.

Pursuant to the requirements under ASC 606-10-25-1(e), the Company concluded that the collectability of the full consideration is probable for revenue recognized during the year ended December 31, 2020. In the evaluation, the Company followed the guidance per ASC 606-10-55-3B, which states that the collectability assessment in paragraph 606-10-25-1(e) is partly a forward-looking assessment. It requires an entity to use judgment and consider all of the facts and circumstances, including the entity’s customary business practices and its knowledge of the customer, in determining whether it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that the entity expects to transfer to the customer.

In line with the guidance above, management considered in their assessment that the related party entities are a major part of a larger group under the common control of the founder of the Company. The related parties’ primary businesses are the operation of e-commerce mobile applications which cooperate with smaller sized electronic goods vendors to sell value-for-money merchandise. Although the related party entities are at an early stage of operation, the mobile applications were highly ranked amongst peer companies during 2019 and 2020, which is indicative of industry recognition and growth potential. The related party entities also have a history of successfully obtaining external financing and funding from the founder. From 2019 to

2021, the related party group has received two rounds of external financing and the valuation has been steadily increasing. The above factors support management’s conclusion that the related parties were and remain viable business partners, and collectability of the consideration was probable for revenue recognized during the year ended December 31, 2020.

Moreover, the Company assesses the collectability at each period end. Based on the facts that 1) the related parties continuously made payments throughout 2020 and in 2021, 2) the related parties history of external financing, growing valuation and support from the founder and 3) the related party entities’ operations did not experience a material adverse impact as a result of COVID-19 since their operation is in China where the macro-economy started to recover from COVID-19 since the second quarter of 2020 and they operate e-commerce mobile platforms which were barely affected by the pandemic, the Company determined that there is no risk of collection of the receivable balances as of December 31, 2020.

The related party transactions and balances, as well as the terms of the arrangement with related parties, will be appropriately disclosed in the Company’s Form 20-F for the fiscal year of 2020.

*****

The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (cell) or ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan ________

Eric Siliang Tan

Chief Executive Officer

cc:Yi Gao

Simpson Thacher & Bartlett LLP

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP

5